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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             FORWARD AIR CORPORATION
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             (Exact Name of Registrant as Specified in Its Charter)

Tennessee                                                       62-1120025
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(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)

430 Airport Road, Greeneville, Tennessee                           37745
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(Address of Principal Executive Offices)                        (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                    Name of Each Exchange on Which
        to be so Registered                    Each Class is to be Registered
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If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:

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(If applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:
                 Series A Junior Preferred Stock Purchase Rights
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                                (Title of class)



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Item 1.  Description of Registrant's Securities to be Registered

         On May 18, 1999, the Board of Directors of Forward Air Corporation (the "Company") declared a distribution of one stock purchase right (a "Right") for each outstanding share of the common stock of the Company, par value $.01 per share (the "Company Common Stock"), to shareholders of record at the close of business on June 1, 1999 and for each share of Company Common Stock issued by the Company thereafter and prior to the Distribution Date (as hereinafter defined). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (the "Rights Agreement"), dated May 18, 1999, between the Company and SunTrust Bank, Atlanta, N.A., as Rights Agent, to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Junior Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a purchase price of $110.00 per Unit (the "Purchase Price"), subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or bank draft payable to the order of the Company. The description and terms of the Rights are set forth in the Rights Agreement.

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock, and the Distribution Date will occur, upon the earlier of (i) ten days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or Scott M. Niswonger) (an "Acquiring Person"), subject to certain exceptions described in the Rights Agreement, has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock, or (ii) ten days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates; (ii) new Company Common Stock certificates issued after June 1, 1999 will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

         Upon the occurrence of a Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Company Common Stock (or, in certain circumstances, at



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the discretion of the Company's Board of Directors, cash, property, other securities of the Company, or other consideration) having a value equal to two times the Purchase Price of the Right. The Purchase Price is the then current Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of a Distribution Date, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any Person effects a share exchange or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the Purchase Price of the Right.

         The Purchase Price payable, and the number of shares of Company Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the fair market value of the Preferred Stock prior to the date of exercise.

         At any time through ten days following the Stock Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), payable, at the election of the Board of Directors, in cash or shares of Company Common Stock. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after any person becomes an Acquiring Person, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person that have become void), in whole or in part, at an exchange ratio of one share of Company Common Stock per right. Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after such Acquiring Person becomes the beneficial owner of 50% or more of the shares of Company Common Stock then outstanding.



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         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

         Any of the provisions of the Rights Agreement may be supplemented or amended at any time prior to the Distribution Date without the consent of the holders of the Rights. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended without the consent of the holders of the Rights in order to cure any ambiguity, defect or inconsistency, to make changes that are consistent with the objectives of the Board of Directors in adopting the Rights Agreement, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         As of May 18, 1999, 13,682,073 shares of Company Common Stock were issued and outstanding. Each outstanding share of Company Common Stock on June 1, 1999 will receive one Right. As long as the Rights are attached to the Company Common Stock, the Company will issue one Right for each share of Company Common Stock issued between the Record Date and the Distribution Date. A total of 500,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights, subject to adjustment.

         The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

         Each Unit of Preferred Stock will be entitled to receive, when, as and if declared, dividends at the same rate as dividends are paid with respect to the Common Stock.

         In the event of liquidation, the holder of a Unit of Preferred Stock will be entitled to share in any assets remaining ratably with the holders of the Common Stock.

         Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock.

         In the event of any merger, share exchange or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

         The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and share exchanges, are protected by customary antidilution provisions.



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         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Board of Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $0.001 per Right at any time on or prior to the tenth day following the Stock Acquisition Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Form of Summary of Rights, is filed as
Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits

         1. Rights Agreement, dated May 18, 1999, between Forward Air Corporation and SunTrust Bank, Atlanta, N.A., including the Form of Rights Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B) is incorporated herein by reference to
                  Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 1999.







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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        FORWARD AIR CORPORATION



                                        By: /s/ Richard H. Roberts
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                                                Name:  Richard H. Roberts
                                                Title: Senior Vice President and
                                                       General Counsel

Dated: May 27, 1999




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                                  EXHIBIT INDEX

1. Rights Agreement, dated May 18, 1999, between Forward Air Corporation and SunTrust Bank, Atlanta, N.A., including the Form of Rights Certificate (Exhibit A) and the Form of Summary of Rights (Exhibit B) is incorporated herein by reference to Exhibit 4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 1999.